Suite 1440 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Filing of 2019 Audited Annual Financial Statements and Annual Information Form

Vancouver, B.C. - March 12, 2020 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American”) has filed its 2019 audited annual financial statements and related management’s discussion and analysis (the “Statements”), together with its 2019 annual information form (the “AIF”), with the applicable Canadian securities regulatory authorities on SEDAR. Pan American has also filed the Statements and the AIF with the United States Securities and Exchange Commission on EDGAR by way of its Annual Report on Form 40-F. These documents are available on Pan American’s website at panamericansilver.com.

About Pan American Silver
Pan American is the world's second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate mines in Mexico, Peru, Canada, Argentina and Bolivia. In addition, we own the Escobal mine in Guatemala that is currently not operating. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for operational excellence and corporate social responsibility. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

Learn more at panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com